Filed by II-VI Incorporated
                                   pursuant to Rule 425 under the
                                   Securities Act of 1933 and
                                   deemed to be filed pursuant to
                                   Rule 14d-2 of the Securities
                                   and Exchange Act of 1934

                                   Subject Company: Laser Power
                                   Corporation Commission File
                                   No.: 000-22625

1.

2.                                 June 5, 2000 Jim Martinelli
                                   Treasurer & Chief Financial
                                   Officer
                                   (724) 352-4455
                                   jmartinelli@ii-vi.com
                                   II-VI Homepage:  www.ii-vi.com

II-VI Incorporated Makes Offer to Laser Power Corporation's
Board;

Offers .052 Shares of II-VI Stock Plus $2.32 Cash for each Share of Laser Power Stock;

Transaction Valued at $4.25 per Share, with Minimum Price of
$4.05 per Share


Pittsburgh--June 5, 2000--II-VI Incorporated (NASDAQ NMS: IIVI) announced today that it has made an offer to the Board of Directors of Laser Power Corporation (NASDAQ NMS: LPWR) to acquire, in a consensual transaction, all of Laser Power's outstanding stock. Under II-VI's proposal, each share of Laser Power stock will receive .052 shares of II-VI common stock and $2.32 in cash. Based on the closing market price of II-VI common stock on June 2, 2000, the value of this offer to Laser Power's stockholders is $4.25 per share. This represents a premium over the offer made by Union Miniere.

Laser Power's stockholders will be guaranteed a "floor" of $4.05 per share. II-VI will pay this guaranteed price with a combination of cash and/or II-VI stock, at its election, if the volume weighted average trading price of II-VI common stock is less than $33.27 per share for the 20 trading days prior to the closing of the exchange offer. The offer also contains a ceiling of $5.00 per share.

Fran Kramer, President and Chief Operating Officer of II-VI, said "Our offer represents substantially greater value for Laser Power's stockholders than Union Miniere's current proposal with appropriate downside protection. Our transaction is in the best interests of both Laser Power's and II-VI's stockholders. We think the potential synergies of the transaction are significant. We believe that the transaction will result in increased operating efficiencies and productivity. There also will be significant cost savings resulting from the supply of raw materials internally produced by II-VI which Laser Power currently purchases from third parties. With these cost savings and the resulting improved margins, and by leveraging our sales efforts, we believe that the transaction will be accretive in our fiscal year beginning July 1, 2000. Our proposal would allow Laser Power's stockholders to participate in this upside potential."

The offer contemplates that the transaction will be structured as an exchange offer for Laser Power shares. Following the exchange offer, II-VI and Laser Power would consummate a merger in which each share of Laser Power common stock not tendered into the exchange offer would be exchanged for the same consideration paid in the exchange offer.

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June 5, 2000
Page 2 of 5

You are invited to participate in a II-VI Incorporated CONFERENCE CALL on TUESDAY, JUNE 6, 2000 AT 10:00 A.M. EASTERN TIME. On the call, the senior management of II-VI will discuss II-VI's offer to Laser Power's Board of Directors. A question and answer session will follow the formal presentation.

The call will begin promptly at 10 a.m. To ensure your participation on the call, please call 1-888-469-0791 (outside the United States, dial, 773-756-4810) before 10:00 a.m. The passcode for the call is Two-Six. The call will be recorded and will be available for playback until 5:00 p.m. Eastern Time on Friday, June 9, 2000 by dialing 1-800-756-0542 (outside the United States, dial, 402-998-0773).

The full text of the offer letter to Laser Power is as follows:

II-VI Incorporated
375 Saxonburg Boulevard
Saxonburg, PA 16056

June 5, 2000

Dick Sharman, Chairman
Laser Power Corporation
36570 Briggs Road
Murrieta, CA 92563-2347

Dear Dick:
II-VI Incorporated continues to be interested in acquiring Laser
Power Corporation. To that end, we hereby make the following offer:

* Exchange Consideration per         .052 shares of II-VI common
  Share of Laser Power Stock         stock plus $2.32 in  cash.
  (assuming 9,678,001 shares
  outstanding, plus existing
  stock options for no more
  than 367,977 shares)

* Minimum Price                      $4.05 per share--if
                                     necessary, II-VI will pay a
                                     combination of cash and/or
                                     stock, at its election, so
                                     that the consideration paid
                                     for each share of Laser
                                     Power stock has a value of
                                     at least $4.05 per share,
                                     based on the volume weighted
                                     average trading price of
                                     II-VI stock during the 20
                                     trading days prior to the
                                     closing of the exchange
                                     offer.

                              - more -





June 5, 2000
Page 3 of 5


* Ceiling                            $5.00 per share---if
                                     necessary, the number of
                                     II-VI shares to be issued
                                     will be reduced so that the
                                     consideration paid for each
                                     share of Laser Power stock
                                     will not have a value of
                                     more than $5.00 per share,
                                     based on the volume weighted
                                     average trading price of
                                     II-VI stock during the 20
                                     trading days prior to the
                                     closing of the exchange
                                     offer.

* Structure                          The transaction will be
                                     structured as an exchange
                                     offer, followed by a merger
                                     in which those Laser Power
                                     stockholders not tendering
                                     into the exchange offer
                                     receive the same consideration
                                     that was paid in the exchange
                                     offer.

* Other Terms                        We are prepared to enter into
                                     an agreement providing for
                                     the transaction on the same
                                     terms as set forth in your
                                     agreement with Union Miniere
                                     USA Inc., with appropriate
                                     changes to reflect the terms
                                     of our offer and to reflect
                                     the conditions below.

Based on the closing market price of II-VI stock on June 2, 2000, our offer has an implied value of $4.25 per share of Laser Power stock. This makes our offer clearly superior to the terms of the Union Miniere transaction. Not only does our offer have a higher indicated value than the Union Miniere transaction, it gives Laser Power stockholders the opportunity to participate in the upside opportunity created by the combination of II-VI and Laser Power. This makes our offer compelling from the point of view of Laser Power's stockholders.

As you well know, II-VI has been enthusiastic about acquiring
Laser Power for several years now. II-VI is a growing company and we think that Laser Power can be an important component of our future. Our plans are to combine our businesses in a way that maintains the Laser Power brand name and its role in the market place. We intend to maintain and even grow Laser Power's Temecula, Mexican and Belgium manufacturing facilities. These facilities fit well into our worldwide manufacturing strategy. We intend to make your San Diego office our West Coast sales and marketing headquarters and your office in Belgium will nicely complement our global sales and marketing efforts. For these reasons, it is important to us to retain all of Laser Power's key employees and we intend to offer them an extremely competitive compensation package, including II-VI stock options, to accomplish that.

                             - more -







June 5, 2000
Page 4


Your Board's fiduciary duties under Delaware law require you to consider this offer. We believe that if you evaluate this offer in accordance with those duties you will conclude that it is superior to the terms of your agreement with Union Miniere.

Our proposed transaction will be conditioned upon, among other things, (i) the tender into our exchange offer of not less than a majority of the shares of Laser Power corporation common stock outstanding (including the shares of Laser Power stock owned by II-VI), (ii) the valid termination of the merger agreement between Laser Power and Union Miniere, with the payment by Laser Power to Union Miniere of any fees or expenses in connection with such termination not to exceed $2 million, (iii) the approval of II-VI's exchange offer and its proposed merger by Laser Power's Board of Directors, (iv) receipt of all required regulatory approvals, (v) the redemption of the outstanding preferred stock purchase rights under Laser Power's preferred stock purchase rights plan or the amendment of the plan to make it inapplicable to II-VI's offer, and (vi) Laser Power not taking any action that would impair II-VI's ability to acquire Laser Power or otherwise diminish the value of Laser Power to II-VI.

This offer has been approved by II-VI's Board of Directors. As you can appreciate, time is of the essence. Accordingly, if you do not respond favorably to our proposal by Noon, Eastern Time, on June 11, 2000, it will automatically terminate and we will be forced to consider our other alternatives.

I look forward to hearing from you shortly and to working with you so that we may bring our clearly premium proposal to a vote of your stockholders.

                                                Sincerely,
                                                /s/ Carl J. Johnson
                                                Carl J. Johnson,
                                                Chairman and CEO

                            ****

If our offer is accepted by the Board of Directors of Laser Power, we will prepare and file a registration statement with the Securities and Exchange Commission. Laser Power stockholders would then be able to obtain such materials for free at the Commission's Web site at www.sec.gov. Laser Power stockholders are urged to carefully read the complete terms and conditions of those materials prior to making any decisions with respect to an actual offer.

This document contains forward-looking statements concerning the financial condition, results of operations and business of II-VI and its proposed acquisition of Laser Power, the anticipated financial and other benefits of such proposed acquisition and the plans and objectives of II-VI's management following such proposed acquisition, including, without limitation, statements relating to:
(A) the likelihood of consummating the proposed acquisition, (B) the cost savings expected to result


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June 5, 2000
Page 5 of 5


from the proposed acquisition, (C) anticipated results of operations of the combined company following the proposed acquisition, (D) projected earnings per share of the combined company following the proposed acquisition, and (E) the restructuring charges estimated to be incurred in connection with the proposed acquisition. Generally, the words "will," "may," "should," "continue," "believes," "expects," "anticipates" or similar expressions identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors: (1) the proposed acquisition may not be consummated on the terms being offered or at all, (2) cost savings expected to results from the proposed acquisition may not be fully realized or realized within the expected time frame;
(3) operating results following the proposed acquisition may be lower than expected; (4) competitive pressures may increase significantly; (5) costs or difficulties related to the integration of the businesses of II-VI and Laser Power may be greater than expected; (6) general economic conditions, whether nationally or in the markets in which II-VI and Laser Power conduct business, may be less favorable than expected; (7) legislation or regulatory changes may adversely affect the businesses in which II-VI and Laser Power are engaged; or (8) adverse changes may occur in the securities markets.

CONTACT: Jim Martinelli, Treasurer & Chief Financial Officer of
II-VI Incorporated, 724-352-4455, or e-mail, jmartinelli@ii-vi.com/

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